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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                    Orient Star Holdings LLC ("Orient Star")
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                              1000 Louisiana Street
--------------------------------------------------------------------------------
                                    (Street)

                                Houston, TX 77002
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Saks Incorporated (SKS)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     July/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.10                                                                                      By Inmobiliaria
("Saks Shares")                       07/01/02       S               134,000     D      12.4476  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/02/02       S               263,000     D      11.9751  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/03/02       S               202,000     D      11.5960  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/05/02       S               136,000     D      12.1228  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/08/02       S               150,000     D      12.2346  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/09/02       S               165,800     D      12.0216  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/10/02       S                52,100     D      11.9245  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/11/02       S                47,900     D      11.1095  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/12/02       S                50,000     D      11.3000  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------
Saks Shares                                                                                                        By Inmobiliaria
                                      07/15/02       S                 2,000     D      11.0000  17,546,200     I  Carso
------------------------------------------------------------------------------------------------------------------------------------




Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses: See attached Exhibit to Form 4, which is hereby incorporated herein by reference.


                                                               Exhibit to Form 4

Name and Address of Additional Reporting Persons:
------------------------------------------------

Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria") with the following address:

Insurgentes Sur #3500, PB-4
Pena Pobre
14000 Mexico D.F., Mexico

Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), each with the following address:

Paseo de Las Palmas #736
Colonia Lomas de Chapultepec
11000 Mexico D.F., Mexico

Explanation of Responses:
------------------------

During the month of July, Inmobiliaria effected the transactions reflected in Table 1 above, which are subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of July 31, 2002, Inmobiliaria had direct beneficial ownership of 7,713,200 Saks Shares, and indirect beneficial ownership of the 9,833,000 Saks Shares directly owned by Orient Star.

During the month of July, the Slim Family did not effect any transactions subject to the Exchange Act. The Slim Family beneficially owns all of the outstanding voting and equity securities of Inmobiliaria, and therefore, as of July 31, 2002, each member of the Slim Family may be deemed to have indirect beneficial ownership of the 7,713,200 Saks Share directly owned by Inmobiliaria, and the 9,833,000 Saks Shares then beneficially owned indirectly by Inmobiliaria and owned directly by Orient Star.

                                 Signature Page
                                 --------------


         -----------------------------
         Carlos Slim Helu

         -----------------------------
         Carlos Slim Domit                     By: /s/ Eduardo Valdes Acra
                                                   -----------------------
         -----------------------------             Eduardo Valdes Acra
         Marco Antonio Slim Domit                  Attorney-in-Fact*
                                                   August 8, 2002
         -----------------------------
         Patrick Slim Domit

         -----------------------------
         Maria Soumaya Slim Domit

         -----------------------------
         Vanessa Paola Slim Domit

         -----------------------------
         Johanna Monique Slim Domit


         INMOBILIARIA CARSO, S.A. DE C.V.

         -----------------------------
         By: Alejandro Escoto
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC

         -----------------------------
         By: James M. Nakfoor
         Title: Manager

* See the Powers of Attorney and the Joint Filing Agreement, each dated March 2, 2000, each filed as exhibits to the Schedule 13G filed by Orient Star, Inmobiliaria and the members of the Slim Family with the U.S. Securities and Exchange Commission on September 26, 2000, which are hereby incorporated herein by reference.